EXHIBIT 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-            ) and related Prospectus of Apple Hospitality Two, Inc. for the registration of 2,400,000 Units, each of which consists of one Common Share and one Series A Preferred Share of the Company, and to the incorporation by reference therein of our report dated February 28, 2003, with respect to the consolidated financial statements and schedule of Apple Hospitality Two, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2002, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Richmond, Virginia

February 18, 2004